FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

March 6, 2014

Filed Via EDGAR (CIK #0000876441)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Franklin Templeton International Trust (Registrant)

    File Nos. 033-41340 and 811-06336

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post-Effective Amendment No. 50 to the Registrant's Registration Statement on Form N-1A filed with the Commission on March 5, 2014 at 4:40 p.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 0001379491-14-000266) (Amendment). The Amendment was filed to provide the Registrant’s risk/return summary information in interactive data format.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001379491-14-000266) filed under the EDGAR submission type 485B.

Please direct any inquiries regarding this filing to Bruce Bohan at 650-312-3504.

Sincerely,

Franklin Templeton International Trust

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President and Secretary

KLS/dac